UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

April 5, 2012

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $1,000,000 8.25% Exchangeable Notes due February 28, 2013 (Linked to the Common Stock of MetLife, Inc.)

•                  $1,200,000 10.00% Exchangeable Notes due July 6, 2012 (Linked to the Common Stock of Northern Oil and Gas, Inc.)

•                  $952,000 2.50% Fixed Rate Notes due April 5, 2017

•                  $794,000 3.25% Fixed Rate Notes due April 5, 2019

•                  $180,000 3.70% Fixed Rate Notes due April 5, 2021

•                  $1,257,000 4.00% Fixed Rate Notes due April 5, 2024

•                  $9,311,120 Bear Strategic Accelerated Redemption Securities® Linked to the Russell 2000® Index due September 28, 2012

•                  $24,832,100 Strategic Accelerated Redemption Securities® Linked to the Russell 2000® Index due April 15, 2013

•                  $77,955,090 Accelerated Return Notes® Linked to the S&P 500® Index due May 31, 2013

•                  $22,943,380  Strategic Accelerated Redemption Securities® Linked to an International Equity Basket due April 15, 2013

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: April 5, 2012	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director

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